Exhibit (a)(1)(iii)

ONEX FALCON DIRECT LENDING BDC FUND

21 CUSTOM HOUSE STREET, 10TH FLOOR

BOSTON, MA 02110

Dear Shareholder:

The Board of Trustees of Onex Falcon Direct Lending BDC Fund (the “Company”) has authorized a tender offer for up to 15%, or up to 1,786,378, of the Company’s outstanding Common Shares of Beneficial Interest, par value $0.001 per share (the “Shares”). Accordingly, the Company is hereby commencing an offer to purchase Shares for cash at a price equal to the Company’s net asset value per Share (“NAV”) as of June 30, 2023, upon the terms and conditions set forth in the enclosed Offer to Purchase and related Letter of Transmittal (which together constitute the “Offer”). The Company’s June 30, 2023 NAV is expected to be available on or about July 24, 2023, at which time the Company will notify shareholders of the purchase price per Share.

Although the Company intends to offer to repurchase up to 5% of its outstanding shares in each quarter, the Board of Trustees determined that it was in the best interests of the Company to increase the size of the Offer this quarter because certain of the Company’s Shareholders have informed the Company of their intent to tender Shares over the next two quarters. In order to ensure that all Shareholders will have the ability to tender Shares without requiring the Company to pro rate tenders, the Board of Trustees approved a one-time increase in its quarterly tender offer. The Board of Trustees authorized a tender offer to purchase for cash up to 15% of the Company’s outstanding Shares, at a price per share equal to the NAV per share as of June 30, 2023, upon specified terms and subject to conditions of this Offer.

The purpose of this Offer is to provide liquidity to Shareholders, as contemplated by and in accordance with the procedures set forth in the Company’s registration statement on Form 10. The deadline for participating in the Offer is 11:59 p.m., New York City time, August 11, 2023, or such later date to which the Offer is extended. Shareholders who choose to participate in the Offer can expect to receive payment for Shares tendered and accepted in the manner and at such time as set forth in the Offer.

If you do not wish to sell your Shares during this tender offer period, simply disregard this notice.

No action is required if you do not wish to sell any portion of your Shares at this time.

If, after carefully evaluating all information set forth in the Offer, you wish to tender Shares pursuant to the Offer, please either follow the instructions contained in the Offer or, if your Shares are held of record in the name of a broker, dealer, commercial bank, trust company or other nominee, contact such firm to effect the tender for you. Shareholders are urged to consult their investment and tax advisors and make their own decisions whether to tender any Shares.

As of June 30, 2023, 11,909,184 Shares were issued and outstanding. The Company’s June 30, 2023 NAV is expected to be available on or about July 24, 2023, at which time the Company will notify Shareholders of the purchase price per Share. During the Offer, Shareholders may contact U.S. Bank Global Fund Services, the Company’s Information Agent, toll free at 1-888-484-1944, between 8:00 a.m. and 5:00 p.m. Central time, Monday through Friday, to obtain the current NAV for the Shares.

None of the Company, its Board of Trustees (the “Board”) or its Investment Adviser, Onex Falcon Investment Advisors, LLC, is making any recommendation to any Shareholder whether to tender or refrain from tendering Shares in the Offer. The Company and the Board urge each Shareholder to read and evaluate the Offer and related materials carefully and make his or her own decision.

Questions, requests for assistance and requests for additional copies of this Offer and related materials should be directed to U.S. Bank Global Fund Services, the Company’s Information Agent, toll free at 1-888-484-1944.

Sincerely,

/s/ Sandeep Alva
Name:	Sandeep Alva
Title:	Interim Chief Executive Officer

ONEX FALCON DIRECT LENDING BDC FUND

July 17, 2023